LICENSE AGREEMENT

This Agreement is by and between The Topps Company, Inc. with offices at One Whitehall Street, New York, NY 10004-2109 (hereinafter "Licensee"), and NATIONAL FOOTBALL LEAGUE PLAYERS ASSOCIATION, a corporation with offices at 2021 L Street, N.W., Suite 600, Washington, D.C., 20036 (hereinafter "NFLPA" or "Licensor"). This Agreement shall be effective as of March 1, 2007.

1.   REPRESENTATIONS.

(A)   NFLPA represents that the NFLPA has been duly appointed and is acting on behalf of the active and retired football players of the National Football League (hereinafter "NFL") who have entered into a Group Licensing Assignment, either in the form attached hereto as Attachment "A" or through the assignment contained in Paragraph 4(b) of the NFL Player Contract, and that in such capacity NFLPA has the right to grant rights and licenses described herein. Licensee acknowledges that NFLPA also on occasion secures authorization for inclusion in NFLPA licensing programs from players, including but not limited to retired players, who have not entered into such Group Licensing Assignment, but who, nevertheless, authorize NFLPA to represent such players for designated NFLPA licensed programs.

(B)   NFLPA makes no representation that it has the authority to grant, nor does it grant herein, the right to utilize any symbols, insignias, logos, or other identifying names or marks of the NFL and/or any of its member clubs. Accordingly, it is understood by the parties hereto that if likenesses of players are to be used by Licensee in conjunction with any symbols, insignia, or logos of the NFL or any of its member clubs, in the exercise of the License granted hereunder, it will be the responsibility of the Licensee to obtain such permission as may be necessary for the use of such material from the NFL or the club(s) in question. Licensor retains all rights not expressly and exclusively granted to Licensee hereunder.

2. **GRANT OF LICENSE.**

(A) Upon the terms and conditions hereinafter set forth, NFLPA hereby grants to Licensee and Licensee hereby accepts **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**.

(B) The rights, licenses, and privileges granted by NFLPA hereunder shall not constitute or be used by Licensee as a testimonial or an endorsement of any product, service, or event by all or any of the players, or by NFLPA or Players Inc.

(C) Licensee acknowledges that the Grant of License of this Section 2 is contingent upon Licensee's compliance with and performance under the terms and conditions of the Service Agreement between Licensee and Players Inc, effective March 1, 2007 (hereinafter "Service Agreement"). As provided in Section 14(C), NFLPA may terminate this Agreement if Licensee shall violate any of its material obligations under the terms of the Service Agreement.

3. **RETAIL LICENSE ONLY.** The Grant of License set forth in Section 2 of this Agreement applies **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**.

4. **TERRITORY AND DISTRIBUTION.** Licensee shall have the right to utilize the rights granted hereunder for distribution of the licensed product(s) in the following territory: Worldwide.

5. **TERM.**

(A) The term of this Agreement shall extend from **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]** (hereinafter referred to as the Original License Period) unless terminated in accordance with the provisions hereof. Licensee may renew this Agreement for a Second License Period from **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**, provided Licensee has materially fulfilled its obligations hereunder in the Original License Period. Notice of desire to renew shall be given by Licensee no later than **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**

in the Original License Period. Licensee may renew this Agreement also for a Third License Period from **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]** to February 28, 2010, provided Licensee has faithfully fulfilled its obligations hereunder in the Second License Period. Notice of desire to renew shall be given by Licensee no later than **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]** of the Second License Period.

(B)   Licensee acknowledges and agrees that Licensee has and shall have no right to extend or renew this Agreement beyond the term and renewal options, if any, stated herein. No conduct by either Licensor or Licensee (including without limitation, any approvals granted pursuant to the Service Agreement) shall create, imply, or infer a new license agreement or an extension of the stated term and renewal options, if any, of this Agreement, unless same is specifically set forth in a written agreement signed by both Licensor and Licensee. Licensee's agreement that this Agreement is subject to the term and renewal options, if any, stated herein, in all events whatsoever, is a material inducement for Licensor to enter into this Agreement.

6.   ROYALTY PAYMENT.

(A)   Licensee agrees to pay NFLPA a guaranteed royalty of $**[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]** for its use of the rights licensed hereunder for the Original License Period, a guaranteed royalty of $**[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]** for the Second License Period, if applicable, and a guaranteed royalty of $**[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]** for the Third License Period, if applicable. The guaranteed royalty shall be paid as follows:

(i)   For the Original License Period, $**[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**.

(ii) For the Second License Period, if applicable, $**[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**.

(iii) For the Third License Period, if applicable, $**[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**.

(B) Such guaranteed royalty payments shall be made by Licensee as specified hereinabove whether or not Licensee uses the rights licensed hereunder, and no part of such guaranteed payments shall be repayable to Licensee.

(C) Licensee shall also pay to NFLPA an amount equal to **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**%) of the gross sales of the licensed product(s) covered by this Agreement, less the guaranteed payments specified above for the applicable License Period. Royalties shall be calculated on a quarterly basis and shall be due as of the last day of each May, August, November, and February of this Agreement and must be paid no later than fifteen (15) days following such due dates. Gross sales shall be calculated based on the actual price(s) charged by Licensee to the retailer or consumer directly or to the wholesaler in an arm's length transaction. Licensee shall transact no sale, the effect of which is to reduce the royalty paid by Licensee to NFLPA; provided, however, that Licensee shall be permitted to provide arm's length discounts, allowances, and returns that are normal and customary. Gross sales shall exclude only **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]** in any annual period of March 1 to February 28 contained herein, and (b) such exclusion shall be available to Licensee only if Licensee has theretofore fully complied in a timely manner with its obligation hereunder to pay all royalties, including guarantees.

7. **PAYMENT, INTEREST AND NOTICES.** All transactions under this Agreement including, without limitation, all payment of

royalties and all notices, reports, statements, approvals, and other communications, shall be with or made payable in the name of NATIONAL FOOTBALL LEAGUE PLAYERS ASSOCIATION, 2021 L Street NW, Suite 500, Washington, DC 20036, or its assignee, where applicable. All correspondence, notices, approvals, and other communications to Licensee shall be with The Topps Company, Inc. with offices at One Whitehall Street, New York, NY 10004-2109. With regard to all guaranteed royalty and actual royalty payments <u>only</u>, such payments shall be made by wire transfer in accordance with Attachment "B" hereto. The payment made hereunder (or the cashing of any check made hereunder) shall not preclude NFLPA or Players Inc from questioning the correctness thereof at any time and, in the event any inconsistencies or mistakes are discovered in correction therewith, they shall immediately be rectified and the appropriate payment made by Licensee. In addition to all other rights contained in this Agreement, NFLPA shall be entitled to collect and Licensee shall pay daily interest at the rate of **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**%) monthly, or the maximum interest permitted by law if less, on all payments not timely made to NFLPA by Licensee.

8. **INDEMNIFICATION.**

    (A)   Licensee agrees that it will not during the term of this Agreement, or thereafter, challenge the rights of Players Inc or NFLPA in and to the trademarks or names owned by or licensed to Players Inc or NFLPA or any of the rights licensed as specified in Section 2 of the License Agreement, or in any way challenge the validity of the Service Agreement or this Agreement.

    (B)   Licensee further agrees to assist NFLPA and Players Inc to the extent necessary in the procurement of any protection or to protect any of the rights conveyed hereunder, and NFLPA, if it so desires, may commence or prosecute at its own expense any claims or suits in its own name or in the name of Licensee or join Licensee as a party thereto. Licensee shall notify Players Inc in writing of any infringement by others of the rights covered by this Agreement that may come to Licensee's attention, and Players Inc shall have the sole right to determine whether or not any action shall be taken on account of any such infringement. Licensee shall not institute any suit or take any action on account of any such infringement without first obtaining the written consent of Players Inc to do so and Players Inc shall reasonably consider any such request.

(C)   For its own acts, Licensee hereby indemnifies NFLPA and undertakes to defend NFLPA from and against any and all claims, suits, losses, damages, and expenses (including reasonable attorneys' fees and expenses) arising out of the manufacture, marketing, sale, distribution, or use of the licensed product(s) that are the subject of this Agreement, or any material breach by Licensee of any portion of this Agreement. Licensee agrees to obtain, at its own expense, general liability insurance providing adequate protection for Licensee and NFLPA against any such claims or suits in amounts not less than **[INFORMATION SUBJECT TO AN APPLICATION FOR CONFIDENTIAL TREATMENT.]**. Within thirty (30) days from the date hereof, Licensee shall submit to NFLPA a fully paid policy or certificate of insurance naming NFLPA as an insured party, requiring that insurer will not terminate or materially modify such agreement without written notice to NFLPA at least twenty (20) days in advance thereof.

(D)   NFLPA hereby indemnifies Licensee and undertakes to defend Licensee against, and hold Licensee harmless from, any liabilities, losses, damages, and expenses (including reasonable attorneys' fees and expenses) resulting from claims made or suits brought against Licensee based upon the use by Licensee of the rights licensed in Section 2 strictly as authorized in this Agreement, or any material breach by Licensor of any portion of this Agreement.

(E)   The indemnification obligations set forth in this Paragraph 8 shall survive the expiration and/or termination of this Agreement.

9.   **APPROVALS.** The list of players for whom NFLPA has group licensing authorization (the "Player Agreement Report") is available to Company via the Internet at www.nflplayers.com/licensee with Company's "user name" and

"password." The Player Agreement Report shall be established and may be modified by Players Inc, as specified in the Service Agreement.

10. TRADING CARDS.

(A) Licensee may choose to use player names and/or likenesses to promote licensed product(s) on or in any material pertaining to packaging, hangtags, wrapping material, print ads, flyers, point-of-purchase displays, press releases, catalogues, trade show booths and exhibits, or any other written material or medium, including, but not limited to, electronic or interactive use; provided, however, that such use shall require the prior written approval of Players Inc, as set forth in the Service Agreement. The players included in any such use, if approved, shall be selected from the Player Agreement Report referred to in the Service Agreement.

(B) Licensee may choose to use player names and/or likenesses (including, without limitation, action footage) in radio or television commercials to promote licensed product(s); provided, however, that such use shall require the prior written approval of Players Inc, as set forth in the Service Agreement. The players included in such commercials, if approved, shall be selected from the Player Agreement Report referred to in the Service Agreement. The content of all scripts and story boards for proposed radio and television commercials in connection with the promotion of the licensed product(s) shall require the prior written approval of Players Inc before any commercials shall be made or shall be contracted for by Licensee.

(C) Notwithstanding anything to the contrary, Licensee shall be permitted to show on counter card boxes, without additional separate payment to NFLPA or players: (1) six or more examples of the football trading cards licensed herein, and/or (2) a list of six or more players' names whose images or likenesses are used on the football trading cards licensed herein; provided, however, that such cards are shown with equal prominence, and provided further, however, that Players Inc shall retain all rights to prior written approval contained herein and as set forth in the Service Agreement.

11.   **NON-INTERFERENCE**. Licensee agrees and acknowledges that it shall not secure or seek to secure, directly from any player who is under contract to an NFL club, is seeking to become under contract to an NFL club, or at any time was under contract to an NFL club, or from such player's agent, permission or authorization for the use of such player's name, facsimile signature, image, likeness, photograph, or biography in conjunction with the licensed product(s) herein.

12.   **GOODWILL.**

(A)   Licensee recognizes the great value of the goodwill associated with the rights licensed in Section 2 of this Agreement and acknowledges that such goodwill belongs exclusively to NFLPA and that said trademarks, names, and rights licensed in Section 2 of this Agreement have acquired secondary meaning in the mind of the public.

(B)   Licensee agrees that all elements of the licensed product(s) (including all material of any nature utilizing in any way the rights licensed hereunder, including but not by way of limitation all packages, cartons, point of sale material, newspaper and magazine advertisements) shall be of high standard and of such style, appearance, and quality as to be adequate and suited to the best advantage and to the protection and enhancements of such rights; that the marketing of the licensed product(s) will be conducted in accordance with all applicable federal, state, and local laws and any other applicable governmental or quasi-governmental laws or regulations of the United States, Canada, or any other country; and that the licensed product(s) and their exploitation shall be of high standard and to the best advantage and that the same in no manner reflect adversely upon the good name of NFLPA or Players Inc.

13.   **SPECIFIC UNDERTAKINGS OF LICENSEE.**

(A)   Licensee agrees that every use of the rights licensed hereunder by Licensee shall inure to the benefit of the NFLPA and that Licensee shall not at any time acquire any title or interest in such rights by virtue of any use Licensee may make of such rights hereunder.

(B)   All rights relating to the rights licensed hereunder are specifically reserved by NFLPA except for the License herein granted to Licensee to use the rights as specifically and expressly provided in this Agreement.

(C)   Upon expiration or termination of this Agreement, all rights granted hereunder shall immediately revert to NFLPA, and Licensee will refrain from further use of such rights or any further reference thereto, direct or indirect, except as provided in Section 15(E) below. Licensee acknowledges that its failure to cease the use of such rights at the termination or expiration of this Agreement will result in immediate and irreparable damage to Licensor, individual National Football League player(s), and/or the rights of any subsequent licensee(s).

14.   TERMINATION BY NFLPA.

(A)   In the event Licensee does not commence in good faith to cause the manufacture, distribution, and sale of the licensed product(s) in substantial quantities on or before September 1, 2007, NFLPA shall have, in addition to all other remedies available to it, the option to terminate the License granted hereunder upon written notice of such termination to Licensee.

(B)   In the event Licensee files a petition in bankruptcy or is adjudicated as bankrupt, or if a petition in bankruptcy is filed against Licensee or makes an assignment for the benefit of its creditors or an arrangement pursuant to any bankruptcy laws, or if Licensee discontinues its business, or if a receiver is appointed for it or its business, all rights granted hereunder shall terminate automatically and without notice upon the occurrence of any such event. In the event of such termination, neither Licensee nor its receivers, representatives, trustees, agents, administrators, successors, and/or assigns shall have any right to sell, exploit, or in any way deal with the rights granted hereunder or with any licensed product(s), or any carton, container, packaging or wrapping material, advertising, promotional or display material pertaining to any licensed product(s).

(C) If Licensee shall violate any of its other material obligations under the terms of either this Agreement or the Service Agreement, NFLPA shall have the right to terminate this Agreement upon thirty (30) days' notice in writing, and such notice of termination shall become effective unless Licensee completely remedies the violation within the thirty (30) day period and provides reasonable proof to NFLPA or Players Inc, as applicable, that such violation has been remedied. The obligations of Licensee hereunder shall include, without limitation, any payment owed and unpaid by the Licensee to NFLPA in accordance with any previous license agreement between NFLPA and Licensee (or its predecessor) under which the parties operated, without regard to whether such license agreement was formally executed by an authorized signatory for each party. If this Agreement is terminated under this Section, all royalties theretofore accrued shall become due and payable immediately to NFLPA and NFLPA shall not be obligated to reimburse Licensee for any royalties paid by Licensee to NFLPA.

(D) Failure to resort to any remedies referred to herein shall not be construed as a waiver of any other rights or remedies to which NFLPA is entitled under this Agreement or otherwise.

(E) Upon termination of this Agreement, Licensee shall have one hundred-twenty (120) days to dispose of and liquidate all inventory. This inventory shall not be available to consumers after this one hundred-twenty (120) day period expires. Such disposition shall conform to this Agreement in all respects. Players Inc shall have, at its election, the right to conduct a physical inventory at the time of termination.

15. **PARTNERSHIP**. Nothing herein contained shall be construed to place NFLPA and Licensee in the relationship of partners or joint venturers, and Licensee shall have no power to obligate or bind NFLPA in any manner whatsoever.

16. **WAIVER AND/OR MODIFICATION.** None of the terms of this Agreement shall be waived or modified except by an express agreement in writing signed by both parties. With the exception of the Service Agreement, there are no representations,

promises, warranties, covenants, or undertakings other than those expressly contained in this Agreement, which represents the entire understanding of the parties. No written waiver shall excuse the performance of an act other than those specified herein. The failure of either party hereto to enforce, or delay by either party in enforcing, any of its rights under this Agreement shall not be deemed a continuing waiver or modification thereof and either party may commence, within the time provided by applicable law, appropriate legal proceedings to enforce any or all of such rights.

17. **NON-ASSIGNABILITY.** This Agreement and all rights and duties hereunder are personal to Licensee and shall not, without written consent of NFLPA, be assigned, mortgaged, sublicensed, or otherwise encumbered by Licensee or by operation of law to any other person or entity. Upon any such attempted unapproved assignment, mortgage, license, sublicense, or other encumbrance this Agreement shall terminate and all rights granted to Licensee hereunder shall immediately revert to NFLPA. In addition, NFLPA may terminate this Agreement, at its sole discretion, in the event that Licensee is merged, consolidated, transfers all or substantially all of its assets, or implements or suffers any material change in executive management or control, or upon any transfer of more than fifty percent (50%) of its voting control. If, in its sole discretion, NFLPA shall exercise such termination, all rights granted to Licensee hereunder shall immediately revert to NFLPA.

18. **NON-DISCLOSURE.** NFLPA agrees that all information, material, documentation, data and reproductions relating to Licensee's business (including, without limitation, the style and/or appearance of Licensee's trading cards), trademarks or the licensed products (the "Confidential Information") shall be held in strict confidence by NFLPA. The nature and contents of the Confidential Information shall not be disclosed to any employee, person, firm or entity other than Players Inc (and other than on a "need-to-know" basis), or used without the prior written permission of Licensee. It is agreed that Confidential Information shall not include any information or data which (a) is already known to NFLPA and/or Players Inc, independent of Licensee providing the Confidential Information; (b) is or becomes publicly known through no wrongful act of NFLPA and/or Players Inc; or (c) is independently developed by NFLPA

and/or Players Inc without reference to any Confidential Information provided by Licensee.

19. **CONSTRUCTION.** This Agreement shall be governed by, and construed in accordance with, the laws of the State of New York of the United States of America, except that State's conflict-of-laws provisions to the extent they are inconsistent with the terms of this Section 19. The parties consent to the jurisdiction of the State of New York and designate the courts of the State of New York as the venue for any dispute arising out of, under, or relating to this Agreement.

[signature page to follow]

IN WITNESS WHEREOF, the parties hereto have signed this Agreement as of the day and date written first above.

The Foregoing is Acknowledged:

NATIONAL FOOTBALL LEAGUE   THE TOPPS COMPANY, INC.
PLAYERS ASSOCIATION

By:___/s/ Douglas F. Allen_____   By:___/s/ Warren Friss__

Title:___Asst. Executive Director____   Title:___Vice President____

Date:___12/10/06_____   Date:___3/18/07____

ATTACHMENT A

TEAM: _____

NFL PLAYERS ASSOCIATION
GROUP LICENSING ASSIGNMENT

The undersigned player, a member of the National Football League Players Association ("NFLPA"), hereby assigns to the NFLPA and its licensing affiliates, if any, the exclusive right to use and to grant to persons, firms or corporations (collectively "licensees") the right to use his name, signature facsimile, voice, picture, photograph, likeness and/or biographical information (collectively "image") in group licensing programs. Group licensing programs are defined as those licensing programs in which a licensee utilizes a total of six (6) or more NFL player images in conjunction with or on products that are sold at retail or used as promotional or premium items. The undersigned player retains the right to grant permission to a licensee to utilize his image if that licensee is not concurrently utilizing the images of five (5) or more other NFL players in conjunction with or on products that are sold at retail or are used as promotional or premium items. If the undersigned player's inclusion in a particular NFLPA program is precluded by an individual exclusive endorsement agreement, and the undersigned player provides the NFLPA with timely notice of that preclusion, the NFLPA agrees to exclude the undersigned player from that particular program.

In consideration for this assignment of right, the NFLPA agrees to use the revenues it receives from group licensing programs to support the objectives as set forth in the By-laws of the NFLPA. The NFLPA further agrees to use its best efforts to promote the use of NFL player image in group licensing programs, to provide group licensing opportunities to all NFL players and to ensure that no entity engages in a group licensing program without first obtaining a license from the NFLPA. The NFLPA makes no representations regarding group licensing other than those expressed herein. This agreement shall be construed under New York law.

This assignment shall expire on December 31, 2010 and may not be revoked or terminated by the undersigned player until such date.

Dated:_____   _____
                                                     Player's Signature

Agreed to by the NFLPA: _____
                                                     Player's Name (PLEASE PRINT)

_____
Name

_____
Title